As filed with the Securities and Exchange Commission on July 29, 2014

Registration No. 333-196593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ORION ENGINEERED CARBONS S.A.

(Exact Name of Registrant as Specified in Its Charter)

Grand Duchy of Luxembourg	2890	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

15 rue Edward Steichen

L-2540 Luxembourg, Grand Duchy of Luxembourg

+352 270 48 06 0

No. B 160558

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas

New York, NY 10036

(800) 927-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David B. Harms Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Marc D. Jaffe Wesley C. Holmes Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1281

Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (No. 333-196593) is to file an updated version of Exhibit 5.1 and to reflect such filing in the Exhibit Index.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification Of Directors And Officers

Upon the completion of the registrant’s change in legal form to a Luxembourg joint stock corporation as described in the prospectus, the registrant will indemnify the members of its Board of Directors, to the extent permissible under Luxembourg law, from and against any liabilities arising out of or in connection with their services.

The registrant will provide directors’ and officers’ liability insurance for the members of its Board of Directors against civil liabilities, which they may incur in connection with their activities on behalf of the registrant. The registrant intends to expand their insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, the registrant, the members of its Board of Directors and persons who control the registrant within the meaning of the Securities Act, against certain liabilities.

Item 7.	Recent Sales Of Unregistered Securities

In June 2011, Orion Engineered Carbons Bondco GmbH (previously Kinove German Bondco GmbH), a subsidiary of the registrant, issued €355,000,000 aggregate principal amount of 10.000% Senior Secured Notes due 2018 and $350,000,000 aggregate principal amount of 9.625% Senior Secured Notes due 2018 (collectively, the “Senior Secured Notes”), which are guaranteed on a senior basis by certain subsidiaries of the registrant and are secured by pledges of certain assets of subsidiaries of the registrant. The Senior Secured Notes were sold to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and to investors outside the United States in compliance with Regulation S under the Securities Act. The Senior Secured Notes were offered to investors at 100.0% of the principal amount thereof. Goldman Sachs International, UBS Limited and Barclays Bank PLC acted as joint book-running managers for the initial purchasers. For more information on the Senior Secured Notes, see “Description of Material Indebtedness—Senior Secured Notes.”

On July 28, 2011 we issued 277,450,000 PECs, each with a par value of €1.00, to the Selling Shareholder. We issued a further 544,561 PECs to the Selling Shareholder on February 1, 2013, giving our outstanding PECs a nominal value of €277,994,561. The outstanding PECs’ nominal value was converted into US dollars, resulting in an aggregate amount of $376,682,630, represented by 376,682,630 PECs having a nominal value of $1 each. For more information on the PECs, see “Related Party Transactions—PECs”. The PECs were sold to the Selling Shareholder in reliance on Section 4(2) of the Securities Act.

Item 8.	Exhibits And Financial Statement Schedules

The following documents are filed as exhibits hereto:

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Articles of Association of Orion Engineered Carbons S.à r.l. (English Translation)***

3.2	Deed of Name Change of Kinove Luxembourg Holdings 2 S.à r.l. to Orion Engineered Carbons S.à r.l. ***

3.3	Form of Articles of Association of Orion Engineered Carbons S.A.**

4.1	Form of Specimen of Common Share Certificate**

4.2	Form of Registration Rights Agreement among the Company, Kinove Holdings and Luxco Coinvest*

4.3	Form of Orion Engineered Carbons S.A. 2014 Omnibus Incentive Compensation Plan*

4.4	Form of Orion Engineered Carbons S.A. 2014 Non-Employee Director Plan*

5.1	Opinion of Arendt & Medernach

8.1	Opinion of Sullivan & Cromwell LLP as to U.S. tax matters**

8.2	Opinion of Arendt & Medernach as to Luxembourg tax matters**

10.1	Amendment Agreement, relating to the terms and conditions of the Preferred Equity Certificates issued on July 28, 2011 and February 1, 2013, dated February 1, 2013, between the Company and Kinove Holdings***

10.2	Amended and Restated Super Senior Revolving Credit Facility Agreement, dated as of December 21, 2012, among Orion Engineered Carbons Holdings GmbH, Orion Engineered Carbons Bondco GmbH, Orion Engineered Carbons GmbH, the subsidiaries named thereto, the lenders named therein, Barclays Capital, Goldman Sachs International and UBS Limited as arrangers and UBS Limited as agent and security agent***

10.3	Indenture, relating to the Senior Secured Notes, dated as of June 22, 2011, among Kinove German Bondco GmbH, as issuer, the guarantors named thereto and Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG, London Branch, as principal paying agent and transfer agent, Deutsche Bank Luxembourg S.A. as registrar, Deutsche International Corporate Services (Ireland) Limited as Irish paying agent, Deutsche Bank Trust Company Americas, as U.S. paying agent, U.S. registrar and transfer agent and UBS Limited as security agent***

21.1	List of Subsidiaries***

23.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft*

23.2	Consent of Arendt & Medernach (included in Exhibit 5.1)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)**

23.4	Consent of Arendt & Medernach (included in Exhibit 8.2)**

99.1	Consent of Director Nominee**

99.2	Consent of Director Nominee**

99.3	Consent of Director Nominee**

99.4	Consent of Director Nominee**

99.5	Consent of Director Nominee**

99.6	Consent of Director Nominee**

99.7	Consent of Director Nominee**

99.8	Consent of Director Nominee**

99.9	Consent of Director Nominee**

*	Previously filed Amendment No. 3 to Registration Statement on Form F-1 filed on July 21, 2014
**	Previously filed with Amendment No. 2 to Registration Statement on Form F-1 filed on July 14, 2014
***	Previously filed with Registration Statement on Form F-1 filed on June 6, 2014

Item 9.	Undertakings

The undersigned Registrant hereby undertakes that:

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Luxembourg, on July 29, 2014.

Orion Engineered Carbons S.A.

By	/s/ Jack Clem
Name:	Jack Clem
Title:	Group Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Jack Clem	Group Chief Executive Officer (principal executive officer)	July 29, 2014
Jack Clem

/s/ Charles Herlinger	Group Chief Financial Officer (principal financial officer)	July 29, 2014
Charles Herlinger

/s/ André Schulze Isfort	Group Head of Accounting and Reporting (principal accounting officer)	July 29, 2014
André Schulze Isfort

/s/ Dan Smith	Chairman	July 29, 2014
Dan F. Smith

/s/ Claus von Hermann	Director	July 29, 2014
Claus von Hermann

/s/ Paul Huck	Director	July 29, 2014
Paul Huck

/s/ Martin Huth	Director	July 29, 2014
Martin Huth

/s/ Romeo Kreinberg	Director	July 29, 2014
Romeo Kreinberg

/s/ Didier Miraton	Director	July 29, 2014
Didier Miraton

/s/ Andrew Sweet	Director	July 29, 2014
Andrew Sweet

/s/ Eytan Tigay	Director	July 29, 2014
Eytan Tigay

/s/ Hans-Dietrich Winkhaus	Director	July 29, 2014
Hans-Dietrich Winkhaus

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for Orion Engineered Carbons S.A., has signed this registration statement and any amendment thereto in the City of New York, State of New York, on July 29, 2014.

/s/ David Nickelsen
Name:	David Nickelsen
Title:	Asst VP of Corporation Service Company